Contact

www.linkedin.com/in/eli-held-2366b71a3 (LinkedIn)

Eli Held

Firefighter and CEO of @muertoscoffeeco

United States

Experience

Santa Rosa Fire Department

Firefighter paramedic

April 2022 - Present (1 year 2 months)

United States

Muertos Coffee Co

Chief Executive Officer

February 2019 - Present (4 years 4 months)

Vacaville, California, United States

Folsom Fire Dept

Firefighter paramedic

April 2014 - March 2022 (8 years)